Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275133

Prospectus Supplement No. 3

(To Prospectus dated October 31, 2023)

VinFast Auto Ltd.

100,800,000 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated October 31, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-275133). The Prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 100,800,000 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”), including (i) up to 100,000,000 ordinary shares that we may, at our discretion, elect to issue to Yorkville from time to time after the date of this prospectus, pursuant to the Standby Equity Subscription Agreement, dated as of October 20, 2023, entered into by and between Yorkville and the Company (the “Yorkville Subscription Agreement”) and (ii) 800,000 ordinary shares to be issued to Yorkville as consideration for its irrevocable commitment to subscribe for ordinary shares at our direction, from time to time after the date of this prospectus, upon the terms and subject to the conditions set forth in the Yorkville Subscription Agreement.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On January 5, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $7.02 per ordinary share and $1.54 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 33 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 8, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 6, 2024, VinFast Auto Ltd. announced its plan to build an integrated electric vehicle facility in Tamil Nadu, India. A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated January 6, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: January 8, 2024	By:	/s/ Nguyen Thi Van Trinh
		Name:	Nguyen Thi Van Trinh
		Title:	Director

Exhibit 99.1

PRESS RELEASE

VINFAST TO BUILD Integrated Electric Vehicle Facility

IN TAMIL NADU, INDIA

Tamil Nadu, India – January 06, 2024, VinFast, Vietnam’s leading electric vehicle (EV) manufacturer, and the Tamil Nadu State Government announce a landmark partnership in a Memorandum of Understanding (MoU) to charge the development of green transportation in India. VinFast and the State Government will work toward a total investment of up to USD 2 billion, with an intended commitment of USD 500 million for the first phase of the Project, spanning five years from the commencement date. This move indicates a significant step in VinFast's expansion into the world's third-largest vehicle market.

The plan to expand into India aims to seize growth opportunities in the world's most populous nation and rapidly expanding EV market. This initiative forms a crucial part of VinFast's strategy to establish a strong presence in key markets and strengthen its supply chain for global expansion.

The establishment of VinFast's integrated electric vehicle facility in Tamil Nadu is anticipated to generate approximately 3,000 - 3,500 employment opportunities locally. In addition to creating jobs and improving the skills of the local workforce, VinFast remains dedicated to fostering gender equality and offering career advancement opportunities for the community.

Situated in Thoothukudi, the VinFast Tamil Nadu project aims to evolve into a first-class electric vehicle production hub in the region, with an annual capacity of up to 150,000 units. Construction of the plant is anticipated to begin in 2024. This project is set forth to lay a strong foundation for economic growth in Tamil Nadu and India as a whole.

Besides the economic benefits, the project will also pave the way for green transportation development, targeting 30% of newly registered private cars to be electric. This aligns with the state government's initiatives to minimize carbon emissions in the transportation sector.

Ms. Tran Mai Hoa, Deputy CEO of Sales and Marketing, VinFast Global shared: “The MoU demonstrates VinFast's strong commitment to the sustainable development and vision of a zero-emission transportation future. We believe that investing in Tamil Nadu will not only bring considerable economic benefits to both parties, but will also help accelerate the green energy transition in India and the region.”

Mr. Thallikotai Raju Balu Rajaa, Minister of Industries of the Government of Tamil Nadu, said: “EV manufacturing companies are not only important economic drivers but also powerful accelerators to the State’s green vision. We are delighted that VinFast has chosen to invest in Tamil Nadu to establish its integrated EV facility. Possessing robust capabilities and unwavering commitment to a sustainable future, I believe that VinFast will emerge as a reliable economic partner and substantial contributor to Tamil Nadu’s long-term development.”

VinFast's green transportation development project is its third manufacturing project and the largest investment in Tamil Nadu's history. Considering the tangible economic and social benefits that are engendered due to the establishment of the project, the Government of Tamil Nadu also commits to providing cleared land for the manufacturing facilities, uninterrupted power supply, and other infrastructure support on a best-effort basis. Additionally, both parties will continue to collaborate and discuss opportunities for charging stations to steer toward a clean mobility future.

This investment decision in Tamil Nadu leads to mutual economic growth for both VinFast and the state, while also strengthening the Comprehensive Strategic Partnership between Vietnam and India.

In addition to building the manufacturing facilities in Tamil Nadu, VinFast also has intentions to inaugurate a nationwide dealership network. This approach is to establish a strong brand presence and swiftly connect with customers across the country.

As Vietnam’s leading electric vehicle manufacturer with global aspirations, VinFast's relentless dedication to innovation and research propels the Company towards its goal of being a global leader in the electric vehicle industry and its commitment to a sustainable future for all.

About VinFast

VinFast – a member of Vingroup – envisions driving the advancement of the global smart electric vehicle revolution. Established in 2017, VinFast owns a state-of-the-art automotive manufacturing complex with globally leading scalability that boasts up to 90 percent automation in Hai Phong, Vietnam.

Strongly committed to the mission of a sustainable future for everyone, VinFast constantly innovates to bring high-quality products, advanced smart services, seamless customer experiences, and pricing strategy for all to inspire global customers to jointly create a future of smart mobility for a sustainable planet. Learn more at: www.vinfastauto.com.